UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 60626/September 4, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13576

In the Matter of   :
                                                      :
WHAT'S FOR FREE TECHNOLOGIES, INC.   :   ORDER MAKING FINDINGS AND
  (N/K/A KRIFTER HOLDINGS, INC.),   :   REVOKING REGISTRATIONS BY
WHEREHOUSE ENTERTAINMENT, INC.,   :   DEFAULT
WINDPOWER PARTNERS 1983-1,   :
WINDPOWER PARTNERS 1984,   :
WORLD FINANCIAL SYSTEMS CO. LTD.,   :
WRAP-N-ROLL USA, INC., and   :
WYRLIS CORP.   :

SUMMARY

This Order revokes the registrations of the registered securities of Respondents What's For Free Technologies, Inc. (n/k/a Krifter Holdings, Inc.), Wherehouse Entertainment, Inc., Windpower Partners 1983-1, Windpower Partners 1984, World Financial Systems Co. Ltd., Wrap-N-Roll USA, Inc., and Wyrlis Corp. (collectively, Respondents). The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on August 11, 2009, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii) by August 13, 2009.[1] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 3; 17 C.F.R. §

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[1] Each was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

What's For Free Technologies, Inc. (n/k/a Krifter Holdings, Inc.), (CIK No. 881460)[2] is a revoked Nevada corporation located in Scottsdale, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[3] for the period ended September 30, 2000, which reported a net loss of over $20 million for the prior nine months. As of August 6, 2009, the company's stock (symbol "KFTG") was traded on the over-the-counter markets.

Wherehouse Entertainment, Inc. (CIK No. 1031754), is a delinquent Delaware corporation located in Torrance, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended July 31, 2002, which reported a net loss of over $20 million for the prior six months. On January 20, 2003, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the District of Delaware, a reorganization plan was confirmed on March 15, 2004, and the case was terminated on December 27, 2006. As of August 6, 2009, the company's stock (symbol "WHENQ") was no longer publicly quoted or traded.

Windpower Partners 1983-1 (CIK No. 719934) is a cancelled California limited partnership located in San Francisco, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1995.

Windpower Partners 1984 (CIK No. 746059) is a cancelled California limited partnership located in San Francisco, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended December 16, 1994, which reported a net loss of over $3.7 million for the prior twelve months, and a cessation of operations as of December 16, 1994.

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[2] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[3] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008), which eliminated Regulation S-B and phased out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies."

World Financial Systems Co. Ltd. (CIK No. 1174783) is a defaulted Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on August 23, 2002, which reported a net loss of $2,050 for the fiscal year ended July 15, 2002.

Wrap-N-Roll USA, Inc. (CIK No. 1105858), is a defaulted Nevada corporation located in Salt Lake City, Utah, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended December 31, 2006, which reported a net loss of $34,863 for the prior twenty-seven months.

Wyrlis Corp. (CIK No. 1175025) is a permanently revoked Nevada corporation located in Mesa, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on June 18, 2002, which reported a net loss of $6,965 since inception on February 26, 2002, to April 30, 2002.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of What's For Free Technologies, Inc. (n/k/a Krifter Holdings, Inc.), is REVOKED;

the REGISTRATION of the registered securities of Wherehouse Entertainment, Inc., is REVOKED;

the REGISTRATION of the registered securities of Windpower Partners 1983-1 is REVOKED;

the REGISTRATION of the registered securities of Windpower Partners 1984 is REVOKED;

the REGISTRATION of the registered securities of World Financial Systems Co. Ltd. is REVOKED;

the REGISTRATION of the registered securities of Wrap-N-Roll USA, Inc., is REVOKED; and

the REGISTRATION of the registered securities of Wyrlis Corp. is REVOKED;

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Carol Fox Foelak
Administrative Law Judge